                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                               GEO Petroleum, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37246F 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Ronald Warner, Esq.
                                 Arter & Hadden
                             700 South Flower Street
                                   30th Floor
                          Los Angeles, California 90017
                                 (213-629-9300)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person(s)

             Drake Energy Corp.
             1250 Fourth Street
             Santa Monica, California 90401
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

             SC, OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

             Nevada
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    323,675
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   323,675
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             323,675
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             6.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

             CO
          ---------------------------------------------------------------------




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
                                 SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person(s)

             Drake Capital Securities, Inc.
             1250 Fourth Street
             Santa Monica, California 90401
             IRS No. 95-3950469
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

             OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

             California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    95,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   95,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             95,000
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             1.8%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

             BD
          ---------------------------------------------------------------------




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
                                 SCHEDULE 13D


  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Person(s)

             Drake Holding Corp.
             1250 Fourth Street
             Santa Monica, California 90401
             IRS No. 87-0435313
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds

             OO
          ---------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

             Delaware
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    60,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   60,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             60,000
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

             1.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person

             HC
          ---------------------------------------------------------------------




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
                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1

ITEM 1.  SECURITY AND ISSUER

         This original statement on Schedule 13D (this "Statement") relates to the common stock, no par value per share (the "Common Stock") of GEO Petroleum, Inc., a California corporation, which has its principal executive offices located at 25660 Crenshaw Boulevard, No. 201, Torrance, California 90505 (the "Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

         Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is filed jointly by Drake Energy Corp., a Nevada corporation ("Drake Energy"), Drake Capital Securities, Inc., a California corporation ("Drake Capital"), and Drake Holding Corp., a Nevada corporation ("Drake Holding") (collectively, the "Reporting Persons") as a "group" as such term is used in Rule 13d-5 promulgated under the Exchange Act. However, each of such Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting information with respect to the ownership of the Common Stock and disclaims any knowledge as to any statements made herein on behalf of the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons pursuant to Rule 13d-4 promulgated under the Exchange Act. The Reporting Persons have included as Exhibit 1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

         The principal business address of each of the Reporting Persons is 1250 Fourth Street, Santa Monica, California 90401.

         Drake Energy is principally engaged in the business of consulting with, providing financial advisory services to and investing in, businesses engaged in the exploration and production of energy, particularly in the oil and gas field. Drake Capital is a registered broker-dealer which conducts general investment banking services and trading in securities. Drake Holding is the parent corporation of both Drake Energy and Drake Capital and does not conduct any active operations.

         The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Drake Energy, Drake Capital and Drake Holding, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of either Drake Energy or Drake Capital) are set forth in Schedules 1, 2 and 3, respectively, attached hereto and incorporated herein by reference. Such persons are collectively referred to as the "Drake Energy Individuals," "Drake Capital Individuals" and "Drake Holding Individuals," respectively.

         During the last five years, none of the Reporting Persons or any of the Drake Energy Individuals, Drake Capital Individuals or Drake Holding Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons or any of the Drake Energy Individuals, Drake Capital Individuals or Drake Holding Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any of the Reporting Persons or any of the Drake Energy Individuals, Drake Capital Individuals or Drake Holding Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or probability or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer, GEO Petroleum, Inc., acquired all of the issued and outstanding capital stock of Drake Investment Corp., a California corporation ("DIC"), previously affiliated with the Reporting Persons, and DIC was merged into the Issuer and ceased to exist (the "Merger"). As consideration for the Merger, the Issuer issued 497,546 shares to the former shareholders of DIC. The Merger was effective on April 9, 1996, and the Issuer




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

became subject to the reporting requirements of the Exchange Act as a result of the effectiveness of its Registration Statement on Form 10 being declared effective by the Securities and Exchange Commission on August 12, 1996. Of such shares, 478,675 were distributed to the Reporting Persons in the amounts and for the consideration described below.

         Drake Energy. On June 20, 1995, Drake Energy received 185,498 shares of Common Stock of the Issuer in consideration for the conversion of a promissory note of the Issuer, payable to Drake Energy, in the principal amount of $10,000. In addition, on such date Drake Energy received an additional 22,564 shares of Common Stock for consulting services rendered to the Issuer. Drake Energy also received on April 9, 1996, 150,613 shares of Common Stock as a direct result of the Merger. Consequently, prior to August 12, 1996, when the Issuer's Registration Statement was declared effective, Drake Energy owned an aggregate of 358,675 shares of Common Stock. Subsequent to August 12, 1996, Drake Energy transferred 35,000 shares of Common Stock to Drake Capital.
As a result, Drake Energy currently owns 323,675 shares of Common Stock.

         Drake Capital. On December 10, 1996, Drake Capital acquired 35,000 shares of Common Stock from Drake Energy and 60,000 shares of Common Stock from Drake Holding for $4 per share in non-issuer transactions. Drake Capital currently owns 95,000 shares of Common Stock.

         Drake Holding. On April 9, 1996, Drake Holding received 60,000 shares of Common Stock for consulting services rendered to the Issuer in connection with the Merger. Drake Holding also received on April 9, 1996, 60,000 shares of Common Stock as a direct result of the Merger. Subsequent to August 12, 1996, Drake Holding transferred 60,000 shares of Common Stock to Drake Capital. As a result, Drake Holding currently owns 60,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the shares of Common Stock respectively held by them for investment purposes only.

         Whether the Reporting Persons acquire any additional shares of Common Stock of the Issuer or dispose of any shares of Common Stock now or hereinafter owned by them will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the Reporting Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions, the availability and nature of opportunities to dispose of the Common Stock, regulatory and other legal considerations and other investment opportunities. Depending upon the assessment of these factors from time to time, the Reporting Persons may elect to acquire additional shares of Common Stock or to dispose of some or all of the Common Stock beneficially owned by them. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined as of the date hereof. Notwithstanding the foregoing, Drake Capital expects to dispose of the Common Stock beneficially owned by it in an orderly fashion over a period of time. However, no specific plans with respect to any dispositions have been determined as of the date hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 478,675 shares of Common Stock constituting approximately 9.2% of the outstanding Common Stock of the Issuer (based on 5,203,787 shares of Common Stock outstanding at September 30, 1996, pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
1996) as of the date hereof.

         (b) Each Reporting Person has sole voting and dispositive power over all of the shares of Common Stock listed next to its name below and acknowledges that it may be deemed to have shared voting power and dispositive power over the shares of Common Stock held by the other Reporting Persons. However, pursuant to Rule 13d-4 promulgated under the Exchange Act, each Reporting Person disclaims beneficial ownership of those shares of Common Stock over which it does not have sole voting and dispositive power.



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

                                     Number of Shares
                 Name             (Beneficial Ownership)   Percent of Class
                 ----             ----------------------   ----------------
            Drake Energy                 323,675                 6.2%
            Drake Capital                 95,000                 1.8%
            Drake Holding                 60,000                 1.2%

         (c) Except as specified in Item 4 of this Statement regarding the transfers of 95,000 shares of Common Stock of the Issuer to Drake Capital from Drake Energy (35,000 shares) and Drake Holding (60,000 shares), the Reporting Persons have effected no other transactions in the Shares of Common Stock of the Issuer within the preceding 60 days. Such transactions occurred on December 10, 1996 and the consideration for such transfer was $4 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have no contracts, arrangements, understandings, or relationships with any person, including with and among each of them, with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Exhibit
-----------     -------

    1 Joint Filing Agreement, dated December 31, 1996, among Drake Energy Corp., Drake Capital Securities, Inc. and Drake Holding Corp.

                                    SIGNATURE


         After reasonable inquiry, I certify that the information set forth in this Statement is true and complete and correct.

January 7, 1997                        DRAKE ENERGY CORP.


                                       By /s/ Mark Tipton
                                         ---------------------------------
                                        Title  Chief Executive Officer
                                             -----------------------------

                                       DRAKE CAPITAL SECURITIES, INC.


                                       By /s/ Joseph Di Lillo
                                         ---------------------------------
                                        Title Chief Executive Officer
                                             -----------------------------


                                       DRAKE HOLDING CORP.


                                       By  /s/ Joseph Di Lillo
                                         ---------------------------------
                                       Title Chief Executive Officer
                                            ------------------------------



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

                                   SCHEDULE 1


                  DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF DRAKE ENERGY CORP.



                  Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Drake Energy Corp. and each person who may be deemed to control such corporation.

  NAME AND CITIZENSHIP OR                                       PRESENT PRINCIPAL              POSITION WITH
   PLACE OF ORGANIZATION            BUSINESS ADDRESS         OCCUPATION OR EMPLOYMENT         REPORTING PERSON
   ---------------------            ----------------         ------------------------         ----------------
John Beyenka, USA             1250 4th Street               Investment Banker            President
                              Santa Monica, CA 90401

Mark Tipton, USA              1250 4th Street               Chief Financial Officer      Chief Executive Officer
                              Santa Monica, CA 90401

Joseph Di Lillo, USA          1250 4th Street               Chief Executive Officer      Director
                              Santa Monica, CA 90401

John Mazza, USA               1250 4th Street               Broker                       Director
                              Santa Monica, CA 90401

Drake Holding Corp.           1250 4th Street               --                           Parent corporation (owns
                              Santa Monica, CA 90401                                     60% of Drake Energy Corp.)





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

                                   SCHEDULE 2


            DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF DRAKE CAPITAL SECURITIES, INC.



                  Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Drake Capital Securities, Inc. and each person who may be deemed to control such corporation.


  NAME AND CITIZENSHIP OR                                        PRESENT PRINCIPAL              POSITION WITH
   PLACE OF ORGANIZATION            BUSINESS ADDRESS         OCCUPATION OR EMPLOYMENT          REPORTING PERSON
   ---------------------            ----------------         ------------------------          ----------------
Joseph Di Lillo, USA          1250 4th Street               Chief Executive Officer      Chief Executive Officer
                              Santa Monica, CA 90401                                     and Director

Mark Tipton, USA              1250 4th Street               Chief Financial Officer      Chief Financial Officer
                              Santa Monica, CA 90401

John Mazza, USA               1250 4th Street               Broker                       Director
                              Santa Monica, CA 90401

Sandra Ison, USA              1250 4th Street               Chief Administrative         Chief Administrator Officer
                              Santa Monica, CA 90401        Officer

Drake Holding Corp.           1250 4th Street               --                           Parent corporation (owns
                              Santa Monica, CA 90401                                     100% of Drake Capital
                                                                                         Securities, Inc.)




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
                                   SCHEDULE 3


                  DIRECTORS AND EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF DRAKE HOLDING CORP.



                  Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Drake Holding Corp. and each person who may be deemed to control such corporation.


  NAME AND CITIZENSHIP OR                                        PRESENT PRINCIPAL             POSITION WITH
   PLACE OF ORGANIZATION            BUSINESS ADDRESS         OCCUPATION OR EMPLOYMENT         REPORTING PERSON
   ---------------------            ----------------         ------------------------         ----------------
Joseph Di Lillo, USA          1250 4th Street               Chief Executive Officer      Chief Executive Officer
                              Santa Monica, CA 90401                                     and Director

John Mazza, USA               1250 4th Street               Broker                       President and Director
                              Santa Monica, CA 90401

Mark Tipton, USA              1250 4th Street               Chief Financial Officer      Chief Financial Officer
                              Santa Monica, CA 90401

Sandra Ison, USA              1250 4th Street               Chief Administrative         Chief Administrator Officer
                              Santa Monica, CA 90401        Officer





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
                                                                       EXHIBIT 1



                             JOINT FILING AGREEMENT



         In compliance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto), with respect to the Common Stock of GEO Petroleum, Inc. This Joint Filing Agreement shall be included as an exhibit to the filing of such Statement. In evidence thereof, each of the undersigned, being duly authorized, hereby executes this Joint Filing Agreement as of the 31st day of December 1996.

                                       DRAKE ENERGY CORP.


                                       By /s/ Mark Tipton
                                         ---------------------------------
                                         Title Chief Executive Officer
                                               ---------------------------

                                       DRAKE CAPITAL SECURITIES, INC.


                                       By /s/ Joseph Di Lillo
                                         ---------------------------------
                                         Title Chief Executive Officer
                                               ---------------------------

                                       DRAKE HOLDING CORP.


                                       By /s/ Joseph Di Lillo
                                          --------------------------------
                                         Title Chief Executive Officer
                                               ---------------------------


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